UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 464,826
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 464,826

11. Aggregate Amount Beneficially Owned by Each Reporting Person 464,826

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions)

OO, IA

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 464,826
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 464,826

11. Aggregate Amount Beneficially Owned by Each Reporting Person 464,826

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions)

IN

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 395,726
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 395,726

11. Aggregate Amount Beneficially Owned by Each Reporting Person 395,726

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions)

PN

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CUSIP No. 692830508

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of P&F Industries, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, NY 11747.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

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CUSIP No. 692830508

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$2,127,519.88
DAP	Working Capital	$1,785,945.77

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have been in contact with P&F Industries’ ("PFIN", “P&F” or the “Company”) management and members of P&F’s Board of Directors (the “Board”) regarding concerns relating to the Company’s executive compensation policies and the Board’s composition and corporate governance practices. Over several years, Lawndale has requested implementation of constructive changes that would further improve corporate governance, better align management and directors with shareowners’ interests, and other capital allocation steps to maximize value for all PFIN shareowners.

In February 2016, P&F sold its residential hardware business, focusing the company on its remaining tools segment. In March 2016, P&F announced the issuance of a special, one-time cash dividend of $0.50 per share and the initiation of a regular quarterly cash dividend starting at a rate of $0.20 per share per year. As Lawndale in the past had requested P&F’s Board to regularly consider returning capital to PFIN shareholders via a sustainable dividend or stock buyback, Lawndale is pleased with these actions.

Lawndale believes that, should PFIN’s market valuation multiple (and thus its cost of capital) not improve as a result of its focusing on single industry segment and initiation of a sustainable quarterly dividend, the Company’s Board should also consider implementing a modest-sized 10b5-1 stock buyback plan, capped at attractive price valuation multiples, enabling periodic open market purchases that are not limited by narrow “insider trading windows”.

Lawndale continues to believe that P&F’s Board should make by-law changes to adopt “Best Practices” in corporate governance such as de-staggering director terms to a single year vs. the Company’s present three-year terms, adopting a majority vote requirement for director election, and enhancing shareholders’ right to call a Special Meeting or remove a director, among others. Lawndale believes P&F’s present archaic barriers to board accountability hurt PFIN’s market valuation and also undesirably insulate its directors from making further necessary improvements in P&F’s compensation practices.

Lawndale believes the public market value of PFIN is undervalued by not adequately reflecting the value of P&F’s business segments and other assets, including certain long-held real estate.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with P&F management, members of P&F’s Board, other significant shareholders and others regarding alternatives that the Company could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but are not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

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CUSIP No. 692830508

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected the following transactions in the Stock since the date of the Filers’ Amendment No. 6 to this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	Purchase	4/15/2016	960	$9.0451
DAP	Purchase	5/6/2016	18,354	$9.1492
LCM	Purchase	5/6/2016	3,200	$9.1492
DAP	Purchase	5/9/2016	21,500	$9.0352
LCM	Purchase	5/9/2016	3,800	$9.0352
DAP	Purchase	5/10/2016	7,753	$9.0908
LCM	Purchase	5/10/2016	1,400	$9.0908
DAP	Purchase	5/16/2016	626	$8.3202

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2016

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Managing Member	DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Managing Member
Andrew E. Shapiro

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CUSIP No. 692830508

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 2, 2010

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro